Exhibit 99.1

NLS Pharmaceutics Announces FDA Acceptance of IND Application to Initiate Clinical Trials with Quilience® (mazindol ER) to Treat Narcolepsy

Planned Phase 2a clinical trial anticipated to commence in August 2021

Switzerland/Stans, July 15, 2021 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage pharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that the U.S. Food and Drug Administration (FDA) has accepted its Investigational New Drug application (IND) for Quilience® (mazindol extended release, or mazindol ER), the Company‘s lead drug candidate, for the treatment of narcolepsy. The open IND enables NLS to initiate its Phase 2a clinical trial to assess the safety and efficacy of Quilience® in patients diagnosed with narcolepsy.

The proposed multi-center study, to be conducted in both the U.S. and Europe, is expected to enroll 60 patients and commence in August 2021. The primary endpoint is the change from baseline in excessive daytime sleepiness (EDS) as measured by the Epworth Sleepiness Scale (ESS), and a key secondary endpoint is the change from baseline in mean weekly number of cataplexy attacks in the anticipated subset of patients with cataplexy.

“We are pleased to now have an open IND so that we can initiate our clinical program with Quilience®, our novel formulation of mazindol ER, for the treatment of narcolepsy,” said Alex Zwyer, Chief Executive Officer of NLS. We remain on track to commence our prospective Phase 2a clinical trial for Quilience® next month as we focus on bringing this treatment option to patients suffering from narcolepsy as soon as possible.”

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss-based clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience® is a proprietary extended-release formulation of mazindol (mazindol ER), and is being developed for the treatment of narcolepsy. NLS completed a phase 2 study in the U.S. evaluating its other mazindol-based drug candidate, Nolazol® in adult subjects with ADHD. The study met all primary and secondary endpoints and was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses its belief that Quilience has potential to fill a major need in the market given mazindol’s long history of safety and evidence of effectiveness in treating the symptoms of narcolepsy, its development of other sleep-wake disorders, the novelty of Quilience and the expected timing of the initiation, primary endpoints and expected number of enrolled patients of its Phase 2a clinical study for Quilience. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS's products may not be approved by regulatory agencies, NLS's technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS's process; NLS's products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS's patents may not be sufficient; NLS's products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F filed with the Securities and Exchange Commission (the SEC“), which .is available on the SEC's website, www.sec.gov and in any subsequent filings with the SEC.

Corporate Contact

Alex Zwyer, CEO: +41 41 618 80 00

Investor Relations Contact

Cindy Rizzo: +1 202-280-0888

www.nlspharma.com

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